                                         Ching-Sang Hong

                                         c/o Andrew Chien

                                         USChina Taiwan Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

May 25, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

Attached is the correspondence regarding your comments made on May 14, 2010, with reference to first amendment of the Company's Registration Statement Form S-1 filed on April 22, 2010.

We write the answers under the same sequence numbers of the comments in your letter.

Sincerely Yours,

/s/Ching-Sang Hong

 President

General

     1. Answer: In this amendment, all revise will type as italic.

     2. Answer: We revise on Page 6, to

“The Company's business focuses on management and financial consulting in Taiwan, and Ching-sang Hong, CEO, has engaged in similar business privately since 1998. In past several years as the stock market of the Mainland of China has well developed, and more Taiwan entrepreneurs expanded their business to the Mainland of China. Public listing becomes a hot topic of the management and financial consulting business. Mr. Hong plans to rebuild his business in public entity, which would be easier to serve those private companies, which want to engage in oversea expansion; or become US or Canada, listed public companies. Although we don't have generated revenue yet, we are not a blank check company because we have clear, practicable, and specific business strategy and plan to serve special customers – the underserved small to middle sized Taiwan entrepreneurs who are in international business operation. Currently, we are actively developing our business independently.”

     3. Answer:  On page 25, we add:

“To sell these shares of selling shareholders into public will make the success of our company going public in a short period, which would be an important intellectual value of our company, in the roles of attracting new customers and new capital.”

     4. Answer: On page 16, we revise to

“Although the spin-off is for the valid business purposes (refer paragraph Why Spin-off of Page 24), we should register theses shares for public purpose because these shares were issued in March 2010, and the holding period is less than two years and they are restricted shares. Please being aware that none of the selling shareholders is any officer or control person of the company except Andrew Chien is the relative party due to his beneficial owner of more than 5% of our outstanding securities, and acting as a SEC file agency for our company. Neither of them has any family relation with Mr. Hong. Neither of them is in the business of underwriting securities. Under all the circumstances it appears that neither of sellers is acting as a conduit for our company."

     5. Answer: We revise on Page 24:

"The share offering of USChina Taiwan is relative to the valid business spin-off from USChina Channel, not involving any public stock offering, and was exempted from the registration requirement due to Section 4(2) of the Securities Act of 1933, as amended."

     6. Answer: We revise, on page 16, to

“We will not receive any proceeds from the sale of the shares by the selling shareholders except the proceeds paid by USChina Channel (not the individual shareholders) to us on the par value of these shares for aggregate $122.5 in March 2010.”

     7. Answer: We revised on Page 25:

"The spin-off closed in March 2010 and in order to reach the target of going public for USChina Taiwan, we should wait after the effective of this registration statement.”

     8. Answer: We changed the following sentences into:

     His service for USChina Taiwan Inc is paid on time rate in general. However, in the S-1 filing service, he guaranteed USChina Taiwan the total budget, including other professional service fees and miscellaneously expenses, no more than $30,000 before S-1 effective commenced by SEC.

“Taiwan has focused much of its economic recovery effort on improving the relationship with Mainland of China by taking the steps on the cross-strait (Taiwan Strait) economic integration, such as to sign agreements for  launching regular frights across the Taiwan Strait, enhancing financial cooperation, jointly cracking down on crimes and offering mutual judicial assistance etc.”

The success of our business depends on our management's ability to acquire first one, then more customers, especially customers that are willing to pay cash, rather than stock, to cover the front costs of their projects.

     9. Answer:  We applied “would” to replace “will”, and “would plan to allocate” to replace “will allocate” in those examples which you listed. In other places, we also have similar changes.

Prospectus Summary, page 5

     10. Answer: We moved, and added:

Going Concern

Our auditor is concerned that we may not have the ability to continue our business if we do not generate substantial revenue, or raise enough capital to continue our work.

Risk Factors, page 7

     11. Answer: We revise Risk Factors 3,7,9,11,12,15 and 16,

In Risk Factors 3, we add

“Although our sole officer (director) Mr. Hong has some experience in managing a public company when he was international Vice President of City Networks, Inc., he has no formal training in…”

In Risk Factors 7, we add

“…We compete with them by targeting an underserved market, which are small companies, typically managed by an owner personally or an owners’ family only, lacks the experience of running a stock cooperation or a public company. Our success greatly determined by the experience and knowledge of our management personnel,…”

In Risk Factors 9, we had big revise, especially in the paragraph:

“In 2008 China overtook the US to become Taiwan's second-largest source of imports after Japan. China is also the Taiwan's number one destination for foreign direct investment. Taiwan has focused much of its economic recovery effort on improving the relationship with Mainland of China by taking the steps on the cross-strait (Taiwan Strait) economic integration, such as to sign agreements for launching regular frights across the Taiwan Strait, enhancing financial cooperation, jointly cracking down on crimes and offering mutual judicial assistance, to negotiate such agreements such as “cross-strait fishery labor cooperation”, “cross-strait quarantine and inspection of agriculture products”, “avoidance of double taxation” etc. Such huge economy cooperation environment improves plus Mainland of China’s high GDP growth rate caused many Taiwan entrepreneurs to launch their new business activities in Mainland of China. In those Taiwan entrepreneurs, there is an underserved group, which consists of small companies, eager in business expansion but lacks the experience of running an international company or a stock cooperation or a public company, created a business opportunities of USChina Taiwan.”

In Risk Factors 11, we add

“Usually the "reverse mergers" process is a quick and less expensive way for small companies going public. And small companies could adapt the method of going public first, and financing later in the "reverse mergers". A public company has great visibility and easier to raise capital and sometimes a public status would increase the sale of its products or services, especially, would be interested to part of those potential clients of USChina Taiwan. Some of the potential clients would look to raise capital, and sell or plan to sell their products (services) world widely, such as in USA, Mainland of China, Taiwan or other Asia countries. But they have limited capital. Any time delay or costs increasing would have the possibility to make their going public plan impossible. USChina Taiwan is in the development stage, any one potential customer loss would make big negative impact on its own business.”

In Risk Factors 12, we revise to

“We have no business insurance, such as key person life insurance and legal expenses insurance including before the event insurance to cover the legal costs award other side etc. Any unanticipated events or expenses may hurt our business substantially.”

In Risk Factors 15, we changed subtitle to

“15. Our sole officer and the director ~~s~~ control our Company, which could result in a lack of independence needed on certain issues and decisions, which impacting our shareholders.”

And we also made revise of the contents, please see the S-1/A.

In Risk Factors 16 we changed subtitle to

“16. We are dependent upon our officer Mr. Hong to develop our business. If we fail to retain the services of Mr. Hong, it would severely negatively affect our business, operating results and financial results.”

And we also made revise of the contents, please see the S-1/A.

      12. Answer: On page 14, Risk Factors 21, we revise to:

“… The issuance of new shares would cause the buyers in this offering to suffer dilution of their ownership percentage. The dilution may be substantial because if maximum 60 millions would have issued, the dilution would be approximately fifty times, or the current shareholder's ownership would reduced to about 1/50.”

We have no operating history and our operating results are unpredictable… page 7.

      13. Answer: We revise to

“Because the emerging market ( i.e. nations with social or business activity in the process of rapid growth and industrialization) created new environment, which we never had before and our experiences limited, such environment gives us great uncertainties. For example, in China there are fewer rules and enforcements to protect the intelligent properties as that did in USA, it is harder to predict the profitability such as sale of cell phones, software or songs etc.”

5. Our only Officer, Mr. Hong has limited financial capability… Page.8

     14. Answer: We add, in Risk Factors 5, the following

“….He has limited financial capability, for example he recently took home equity of $200,000 from a bank to help him to cover his personal expenses, including his personal investment in the business. In addition, he is running other business to generate the income to support his operating of this company.”

We already have the consequence description in the last paragraph of in Risk Factors 5, as follows:

“Mr. Hong's limited financial capability also may cause his unable to even honor all his financial commitment with the Company, and eventually to cease the operation of our Company, and cause you to lose all your investment.”

On page 31, Employees, we mentioned:

“ As the business organized, Mr. Hong will work full time on the business. ”  We also add same words on Risk Factors 16.

8. Andrew Chien, Chairman of USChina Channel INC, is a related party, …. page 8

      15. Answer: Part answer is in answer of comments 8.

We add following:” because he owned 8% of total outstanding shares, or 80% of the floating shares if S-1 going effective.”

 9. We are planning to serve small companies… Page 10

     16. Answer: Refer revise of Risk Factors 9.

20. There is no trading market ..., page 13

     17. Answer: we add words of "through market makers" .

Selling Shareholders, page 16

     18. Answer: Corrected. One shareholder should have 100 shares, mistyped as 1000 shares.

Board of Directors and Executive Officers, page 20

     19. Answer: We revise to followings.

“Mr. Hong is the experienced consultant since 1998, presenting a diverse range of business, from hi-tech to general commercial goods, and he has successfully consulting records, and he helped Taiwan entrepreneurs to sign cooperatively developing projects with the companies or local governments of the Mainland of China.

Mr. Hong worked with quite a few public listed companies as clients or as suppliers. As above-mentioned he was international Vice President of City Networks, Inc., which traded in OTCBB, then in January 2004 was AMEX listed, and he was in charge of dealing with attorneys and accounting firms regarding investors’ relationship and pubic affairs there.

He is well-traveled professional, has over twenty years of international sales and marking experiences especially in Taiwan, Korea, Singapore and Mainland of China.

His experience, work ethics and the dedicated enthusiasm to his career make him a competent and logical choice as our Director.”

     20. Answer: Added note:

…(note: practicing spirituality and the resultant rise in our spiritual level is the key factor that protects and insulates us from the onslaught of an attack by ghosts (demons, devils, negative energies etc.))

Description of Business, Page 23

     21. Answer:  We revise Paragraph of “Why Spin-off” to include all questions in the comments

Company History, page 23

    22. Answer: We revise to:

“… On March 5, 2010, Andrew Chien, Chairman of USChina Channel, with a financial consultant, Ching-Sang Hong, signed "Business Operating Agreement" ("Agreement"), which specified that 1. Ching-Sang Hong will join USChina Channel to launch the financial consulting service business in Taiwan, which will operate in USChina Taiwan Inc. 2. USChina Taiwan Inc will separate from USChina Channel Inc as an independent company, in which Ching-Sang Hong will take 90% of the outstanding shares and the shareholders of USChina Channel Inc will take 10% of the outstanding shares as special dividends. 3. Ching-sang Hong will personally bear all costs of separating USChina Taiwan Inc from USChina Channel Inc as an independent public entity. USChina Channel majority capital representatives approved this agreement on March 14, 2010.

Why Spin-off, page 24

    23. Answer: Please see revise Paragraph of “Why Spin-off 1”.

“1. To avoid competition for capital resources , for example the capital resources in Taiwan through Mr. Hong’s contacts will not be used in USChina Channel’s projects ~~.~~ ”

“4.……. In generally, Mr. Chien and Mr. Hong represent different groups of interests. They have their responsibilities to the trust and confidence which their own shareholders gave to them. Mr. Chien and Mr. Hong should be loyal to, or take care of different groups’ interests. Mr. Hong will fully consider his own or his client best interests to continue or abandon Andrew Chien's service in the future. ”

Our Strategy, page 25

    24. Answer:

“Mr. Hong had working experience with public listed companies. He was international Vice President of City Networks, Inc., an once AMEX listed company, and he was in charge of dealing with attorneys and accounting firms regarding investors’ relationship and pubic affairs there.”

    25. Answer: We added:

“…to hire USChina Channel Inc., as a sub-contractor, …“

    26. Answer: we revise to

“…allocate several accredited investors to make private financing…”

Target Market, page 29

    27. Answer: We revise, and emphasized as following:

“Currently, we do not need any special license or regulatory requirements in the US, Mainland of China, or Taiwan to perform our services. We will strictly control our business practice in consulting area.”

     28. Answer: We deleted “CIK number” relative sentence.

Revenue Stream, page 29

29. Answer: we revise that paragraph as following:

“As soon as we get the first customer we will generate revenue and some cash flow for our operation since we require down payment in cash. To successfully engage in then to finish the first project is the essential for our business surviving.”

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     30. Answer:   we use “find” to replace “allocate”

     31. Answer: Revised as following: “…expenses of conferences, including investing conferences;”

     32. Answer: please notice:

“There has been overwhelming requests coming to Mr. Hong regarding investing into Mr. Hong’s consulting business: USChina Taiwan.”

     33. Answer: In Notes 5 of Financial Statement, we revise to:

“…On March 15, 2010, Chairman Ching-Sang Hong signed financial agreement with the company, and promised for general operation purposes, to lend the company up to $70,000, which is unsecured, non interest bearing, with no specific terms of repayment. When the company receives the principals, the principals will record as loan from the officer. Later, in the financial statements of associated periods the company will calculate its interests on the fair market value, and credited the imputed interests as additional paid-in capital.”

     34. Answer: We revise:

“Recently, he has obtained equity from Cathay United Bank of Taiwan with an amount of up to $200,000 for his personal expenses. His experience and skill in access the bank’s loan will give him help in running his consulting business.

Results of Operations for Period Ending December 31, 2009

     35. Answer: As shown in the Second Paragraph of Financial Notes 2, the fiscal year-end changed to March 31 from December 31. We have:

“Results of Operations for Period Ending March 31, 2010

We didn’t have any operation from December 19 (inception), 2009 to March 31, 2010 except the S-1 filing with costs of $29,985. We have equity of $1225 at the end of March 31, 2010.”

Financial Statements

General

     36. Answer: This problem corrected after fiscal year-end changed.

    37. Answer: Corrected.

    38. Answer: Corrected.

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